Mail Stop 7010

      July 13, 2005


Mr. Michael S. Poteshman
Executive Vice President and CFO
Tupperware Corporation
14901 South Orange Blossom Trail
Orlando, FL  32837

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		Form 10-Q for the quarter ended April 2, 2005
		File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









FORM 10-K FOR THE YEAR ENDED DECEMBER 25, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Selected Financial Data, page 7

2. You present total segment profit here and elsewhere throughout the filing. Since total segment profit represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote, you should ensure either:
(a) it is not presented elsewhere in the filing or
(b) you present the disclosures required by Item 10(e) of Regulation
S-K.  Any disclosures elsewhere in the filing should:
* reconcile from total segment profit to operating income and then on to net income to highlight the differences between the non-GAAP measure and operating income,
* identify this amount as a non-GAAP performance measure,
* state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,
* state the manner in which management compensates for these limitations when using the non-GAAP financial measure,
* explain why your management believes that this measure provides useful information to investors,
* state how your management uses the non-GAAP measure,
* provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
* state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Financial Condition, page 19

3. Please present reconciliations, here and elsewhere throughout the filing where you have presented the ratios, to show how the following ratios are computed:
* Interest coverage ratio
* Leverage ratio
* Adjusted net worth ratio
* Fixed charge to coverage ratio
* Adjusted EBITDA
In addition, adjusted EBITDA represents a non-GAAP measure. Please identify the item as a non-GAAP measure and provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

Market Risk, page 24

4. You disclose that you entered into eight option agreements with a combined notional value of approximately 49.4 million euro that expire at various points during 2004. Please confirm the year of expiration or revise accordingly.

Financial Statements

Statement of Cash Flows, page 32

5. Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

Note 1 - Summary of Significant Accounting Policies

6. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the delivery, sales and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as delivery, sales and administrative expenses.

Property, Plant and Equipment, page 34

7. The range of useful lives for your machinery and equipment of three to twenty years is very broad. Please breakout the machinery and equipment category in the table to Note 4 into smaller components. Please disclose the range of useful lives for each revised category presented in Note 4. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Promotional and Other Accruals, page 34

8. You make promotional offers to members of your independent sales force. Please disclose how these arrangements are typically structured. If you also pay cooperative advertising fees, slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements, and disclose your accounting policy for them, including the statement of operations line item in which they are included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenue, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Net Income Per Common Share, page 36

9. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 6 - Financing Arrangements, page 39

10. Please retitle the measure you currently call EBITDA here and elsewhere throughout the filing, since you are including other non-cash charges in this measure. See Question 14 of our FAQ
Regarding
the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 14 - Commitments and Contingencies, page 51

11. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

12. Please include the disclosures required by paragraphs 16.c.
and
d. of SFAS 13 regarding your operating leases.

FORM 10-Q FOR THE PERIOD ENDED APRIL 2, 2005

General

13. Please address the above comments in your interim filings as well.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael S. Poteshman
Tupperware Corporation
July 13, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE